KAMA RESOURCES, INC.

Suite 1707-B, 17th Floor, CTS Center

219 Zhong Shan Wu Road

Guangzhou, 510030

China

Tel: 8613808821282

Fax: 862083332588

September 10, 2012

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:   Request for acceleration of the effective date of the Registration Statement on Form S-1 of Kama Resources, Inc.

Filed January 5, 2010 (last amended September 10, 2012)

File No. 333-164206

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Kama Resources, Inc. be declared effective on Tuesday, September 11, 2012 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Kama Resources, Inc. acknowledges that

•  should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 8613808821282.

Yours truly,

s/s Dayong Sun

Dayong Sun

CEO